

December 8, 2014

Via E-mail
Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

Re: **Krispy Kreme Doughnuts, Inc.**
Form 10-K for Fiscal Year Ended February 2, 2014
Filed April 3, 2014
File No. 1-16485

Dear Mr. Muir:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page 78

Consolidated Statements of Cash Flows, page 81

1.   Please tell us your basis for including a subtotal for "cash provided by operations" in addition to the prescribed subtotals for net cash from operating, investing and financing activities. Please note that extraneous subtotals generally should not be included on the statements of cash flows. Moreover, we believe the caption "cash provided by operations" is potentially confusing due to its similarity to the caption for net cash provided by operating activities.

Note 3 – Income Taxes, page 87

2.   We note your disclosure that in the fourth quarter of fiscal 2014, management increased its estimate of the amount of tax benefits to be realized from certain foreign tax credit

carryovers.   Please tell us whether any portion of the resulting $6.0 million credit to income tax expense in the fourth quarter of 2014 is attributable to information that was known or could have been known in prior reporting periods. If so, please tell us how you concluded that the increase in the amount of tax benefits expected to be realized from the foreign tax credit carryovers is a change in estimate as opposed to an error correction. In this regard, we understand that in the fourth quarter of 2014, management increased its estimate of the amount of annual pretax income to be earned in future periods from $24 million to $45 million. Please clarify whether the increase in the amount of tax benefits expected to be realized from the foreign tax credit carryovers is attributable entirely to the fourth quarter *increase* in management's estimate of the amount of annual pretax income to be earned in future periods or whether a portion of the increase in tax benefits relates to the $24 million in annual pretax income previously forecast in fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief